February 13, 2008

Mail Stop 3561

By U.S. Mail and facsimile to (847) 657-4392
David B. Speer
Chairman and Chief Executive Officer
Illinois Tool Works Inc.
3600 West Lake Avenue
Glenview, Illinois 60026

Re: Illinois Tool Works Inc.
Definitive 14A
Filed March 23, 2007
File No. 001-04797

Dear Mr. Speer:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel